787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 6, 2017

VIA EDGAR

Deborah O’Neal Johnson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FDP Series, Inc. – FDP BlackRock Franklin Templeton Total Return Fund (the “Fund”)

Post-Effective Amendment No. 26 under the Securities Act of 1933 and Amendment No. 28 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-123779 and 811-21744)

Dear Ms. O’Neal Johnson:

On behalf of FDP Series, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on February 16, 2017 regarding Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 28 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on January 9, 2017, with respect to the Fund, a series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

I.	PROSPECTUS

Comment No. 1:	Please confirm whether the waivers made by BlackRock disclosed in Footnote No. 3 of the subsection entitled “Fund Overview – Fees and Expenses of the Fund” are subject to recoupment from the Fund. If so, please explain the terms and conditions of the recoupment in Footnote No. 3.

Response No. 1:	The Registrant submits that there is no recoupment arrangement in place for the Fund.

Comment No. 2:	Footnote No. 5 in the subsection entitled “Fund Overview – Fees and Expenses of the Fund,” states that “[t]he Total Annual Fund Operating Expenses [of the Fund] do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report, which do not include the restatement of Other Expenses to reflect current fees.” Please confirm whether the Fund’s fees have increased. If so, please explain the reason for the increase.

Response No. 2:	The Registrant submits that the Fund’s fees have not increased.

Comment No. 3:	Please confirm that the Example in the subsection entitled “Fund Overview – Fees and Expenses of the Fund” reflects the fee waivers disclosed in Footnote No. 3 through September 30, 2018.

Response No. 3:	The Registrant confirms that the Example in the above-mentioned section reflects the fee waivers disclosed in Footnote No. 3 through September 30, 2018.

Comment No. 4:	In the subsection entitled “Fund Overview – Principal Investment Strategies of the Fund,” the Staff notes that derivatives (e.g., futures) are part of the Fund’s 80% test. Please confirm that the derivatives included as part of the Fund’s 80% test will only be valued marked-to-market rather than notional value.

Response No. 4:	The Registrant confirms that the derivatives included as part of the Fund’s 80% test will be valued marked-to market rather than notional value.

Comment No. 5:	In the subsection entitled “Fund Overview – Principal Investment Strategies of the Fund,” the Staff notes that the Fund may invest in mortgage-backed securities. Please confirm whether the Fund will invest in any pools that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. If so, to what extent will the Fund invest in these pools?

Response No. 5:	The Registrant submits that, although the Fund does not currently expect to invest in mortgage-backed securities made up of any pools that rely on Section (3)(c)(1)

or Section 3(c)(7) of the 1940 Act, to the extent the Fund does make such investments and such investments are determined to be illiquid, the Fund will limit such investments to 15% of its net assets, consistent with the Fund’s prospectus disclosure.

Comment No. 6:	In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objective and that it anticipates will have a significant effect on its performance.

Response No. 6:	The Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment No. 7:	In the subsection entitled “Fund Overview – Principal Investment Strategies of the Fund,” the Staff notes that the Fund may invest in short sales. Please confirm that interest and dividend expenses related to the short sales will be reflected in the operating expenses in the fee table.

Response No. 7:	The Registrant confirms that interest and dividend expenses related to the Fund’s investments in short sales will be reflected in the operating expenses line item of the fee table.

Comment No. 8:	If the Fund utilizes a summary prospectus, the Staff believes it is necessary to provide a brief description in the summary prospectus of the risk of each derivative instrument that the Fund intends to use. For example, see the full risk description of each derivative instrument in “Derivatives Risk” in the Fund’s statutory prospectus.

Response No. 8:	The requested change has been made.

Comment No. 9:	Please include language in “Junk Bonds Risk” that these types of instruments are speculative in nature.

Response No. 9:	The requested change has been made.

Comment No. 10:	In the Response Letter, please include a completed “Performance Information” section at the end of the letter.

Response No. 10:	The requested information is provided below in Appendix A.

II.	STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment No. 11:	In the section entitled “Investment Restrictions,” please confirm that nothing has changed.

Response No. 11:	The Registrant confirms that the Fund’s investment restrictions have not changed.

Comment No. 12:	With respect to the Fund’s concentration policy (i.e., Investment Restriction No. 2), it is the Staff’s position that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining compliance with its concentration policy. Also, it is the Staff’s position that a fund may not ignore the concentration of an underlying investment company when determining whether it is in compliance with its own concentration policy. Please add disclosure to the SAI that reflects these positions.

Response No. 12:	With respect to the Staff’s position concerning private activity municipal debt securities, the Registrant acknowledges the guidance in Investment Company Act Release No. 9785 (May 31, 1977) and Guide 19 to Form N-1A, Investment Company Act Release No. 13436 (Aug. 12, 1983), and it intends to comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of the Fund’s concentration policy. With respect to the Staff’s position about considering the concentration of underlying investment companies when determining compliance with the Fund’s concentration policy, the Registrant submits that the Fund intends to consider the concentration of affiliated underlying investment companies it may invest in when determining compliance with its concentration policy. Lastly, as the Registrant considers the Fund’s concentration policy to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act, the Registrant notes its interest in keeping the Fund’s fundamental investment policies consistent with those of other series within the Registrant, which include substantially similar fundamental investment policies relating to concentration. Therefore, the Registrant declines to make the requested changes.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC
Gladys Chang, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP

Appendix A

Performance Information

The information shows you how the Fund’s performance has varied year by year and provides some indication of the risks of investing in the Fund. The Fund’s total returns prior to March 10, 2017 as reflected in the bar chart and the table are the returns of the Fund when it followed a different investment objective and different investment strategies under the name “FDP BlackRock Franklin Templeton Total Return Fund.” The table compares the Fund’s performance to that of the Bloomberg Barclays U.S. Aggregate Bond Index. To the extent that dividends and distributions have been paid by the Fund, the performance information for the Fund in the chart and table assumes reinvestment of the dividends and distributions. As with all such investments, past performance (before and after taxes) is not an indication of future results. Sales charges are not reflected in the bar chart. If they were, returns would be less than those shown. However, the table includes all applicable fees and sales charges. If the Fund’s investment manager and its affiliates had not waived or reimbursed certain Fund expenses during these periods, the Fund’s returns would have been lower. Updated information on the Fund’s performance, including its current net asset value, can be obtained by visiting http://www.blackrock.com or can be obtained by phone at (800) 882-0052.

Investor A Shares

ANNUAL TOTAL RETURNS

FDP BlackRock CoreAlpha Bond Fund As of 12/31

During the ten-year period shown in the bar chart, the highest return for a quarter was 7.74% (quarter ended June 30, 2009) and the lowest return for a quarter was -4.91% (quarter ended September 30, 2008).

As of 12/31/16
Average Annual Total Returns	1 Year	5 Years	10 Years
FDP BlackRock CoreAlpha Bond Fund — Investor A Shares
Return Before Taxes	(0.94)%	1.80%	3.73%
Return After Taxes on Distributions	(1.84)%	0.54%	2.27%
Return After Taxes on Distributions and Sale of Fund Shares	(0.52)%	0.85%	2.29%
FDP BlackRock CoreAlpha Bond Fund — Investor C Shares
Return Before Taxes	1.61%	2.07%	3.58%
FDP BlackRock CoreAlpha Bond Fund — Institutional Shares
Return Before Taxes	3.54%	2.89%	4.41%
Bloomberg Barclays U.S. Aggregate Bond Index (Reflects no deduction for fees, expenses or taxes)	2.65%	2.23%	4.34%

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Investor A Shares only, and the after-tax returns for Investor C and Institutional Shares will vary.